SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  19 June 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 8 June 2009
99.2	Holding(s) in Company dated 18 June 2009

Exhibit No: 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i)  a transaction notified in accordance with  DR 3.1.4R(1)(a); or

(ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

David Webster
Director

4. State whether notification relates to a person connected with a person discharging  managerial responsibilities/director named in 3 and identify the  connected person.

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of shares (including  class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29/47 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID WEBSTER

8. Nature of the transaction

Purchase of shares on 5 JUNE 2009 under the Company's Dividend Reinvestment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

973

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of  shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

Shares purchased at £6.6696 PER SHARE

14. Date and place of transaction

05 JUNE 2009, United Kingdom

15. Total holding and notifiable interests in shares following notification

33,417 Ordinary Shares

16. Date issuer informed of transaction

08 JUNE 2009

17. Any additional information

Not applicable

18. Name of contact and telephone number for queries

Catherine SPRINGETT
01895 512242

Name of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

08 JUNE 2009

END

Exhibit No: 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:				MORGAN STANLEY INVESTMENT MANAGEMENT LIMITED (MSIM)
4. Full name of shareholder(s) (if different from 3.):				VARIOUS CLIENTS FOR WHICH MSIM HAS VOTING AUTHORITY
5. Date of the transaction and date on which the threshold is crossed or reached:				16.06.09
6. Date on which issuer notified:				18.06.09
7. Threshold(s) that is/are crossed or reached:				ABOVE 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY SHARES	BELOW 5%	BELOW 5%	14,331,626		14,331,626		5.01%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date		Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal		Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
14,331,626			5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
MORGAN STANLEY INVESTMENT MANAGEMENT LIMITED 14,331,626 5.01%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:				CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:				01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 June 2009